# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cresco Labs Inc., CIK 0001832928
CUSIP: 22587M106
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 600 W. FULTON STREET, SUITE 800, CHICAGO, Illinois (IL), 60661
Date of event which requires filing of this statement: 12/31/2022
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001107310

## Reporting persons
- Eminence Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,753,792; sole dispositive power 0; shared dispositive power 17,753,792; aggregate amount beneficially owned 17,753,792 (6.3% of the class)
  Comment: The information set forth on this cover page reflects information as of December 31, 2022. As of December 31, 2023, such Reporting Person may have been deemed to beneficially own 13,338,389 Subordinate Voting Shares, representing 4.2% of the outstanding Subordinate Voting Shares as of such time.
- Ricky C. Sandler: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,753,792; sole dispositive power 0; shared dispositive power 17,753,792; aggregate amount beneficially owned 17,753,792 (6.3% of the class)
  Comment: The information set forth on this cover page reflects information as of December 31, 2022. As of December 31, 2023, such Reporting Person may have been deemed to beneficially own 13,338,389 Subordinate Voting Shares, representing 4.2% of the outstanding Subordinate Voting Shares as of such time.

## Item 1. Issuer
Name of issuer: Cresco Labs Inc.
Address of issuer's principal executive offices: 600 W. Fulton Street, Suite 800, Chicago, Illinois 60661

## Item 2. Person Filing
Name of person filing:
This statement is filed by Eminence Capital, LP, a Delaware limited partnership ("Eminence Capital") and Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler," and together with Eminence Capital, the "Reporting Persons").

Eminence Capital serves as the management company or investment adviser to, and may be deemed to have shared voting and dispositive power over the Subordinate Voting Shares, no par value (the "Subordinate Voting Shares") of Cresco Labs Inc., a British Columbia, Canada corporation (the "Company") held by various investment funds (the "Eminence Funds") and a separately managed account (the "Eminence SMA," and together with the Eminence Funds, the "Eminence Funds and SMA") under its management and control. The general partner of Eminence Capital is Eminence Capital GP, LLC, the sole managing member of which is Mr. Sandler.

Mr. Sandler is the Chief Executive Officer of Eminence Capital and may be deemed to have shared voting and dispositive power with respect to the Subordinate Voting Shares held by the Eminence Funds and SMA.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business and principal office of Eminence Capital is 399 Park Avenue, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 399 Park Avenue, 25th Floor, New York, NY 10022.
Citizenship: Eminence Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Sandler is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G (i) as of December 31, 2022 is calculated based upon an aggregate of 281,147,586 Subordinate Voting Shares outstanding as of December 31, 2022, as reported in the Company's Annual Report on Form 40-F for the fiscal year ended December 31 2022, filed with the Securities and Exchange Commission on March 22, 2023 and (ii) as of December 31, 2023 is calculated based upon an aggregate of 320,757,119 Subordinate Voting Shares outstanding as of December 31, 2023, as reported in the Company's Annual Report on Form 40-F for the fiscal year ended December 31 2023, filed with the Securities and Exchange Commission on March 18, 2024.
Percent of class: 6.3
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page and the footnote on the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No person other than the Reporting Persons and the Eminence Funds and SMA is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subordinate Voting Shares held by the Eminence Funds and SMA.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Eminence Capital, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (02/14/2025)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler, Individually (02/14/2025)